Exhibit 4

British American Tobacco p.l.c.

5 May 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Merrill Lynch International during the period from 27 April to 30 April 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	27 April 2026	28 April 2026	29 April 2026	30 April 2026
Number of ordinary shares of 25 pence each purchased:	130,156	128,629	130,513	128,513
Highest price paid per share (pence):	4,288.00p	4,309.00p	4,318.00p	4,355.00p
Lowest price paid per share (pence):	4,231.00p	4,243.00p	4,260.00p	4,232.00p
Volume weighted average price paid per share (pence):	4,252.59p	4,284.88p	4,286.69p	4,307.26p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,169,677,441 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,661,545 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed below.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/0947D_1-2026-5-5.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0947D_2-2026-5-5.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0947D_3-2026-5-5.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0947D_4-2026-5-5.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	27/04/2026	130,156	4,252.59p	LSE
British American Tobacco p.l.c.	GB0002875804	27/04/2026	0	0.0000p	CHIX
British American Tobacco p.l.c.	GB0002875804	27/04/2026	0	0.0000p	BATE
British American Tobacco p.l.c.	GB0002875804	28/04/2026	128,629	4,284.88p	LSE
British American Tobacco p.l.c.	GB0002875804	28/04/2026	0	0.0000p	CHIX
British American Tobacco p.l.c.	GB0002875804	28/04/2026	0	0.0000p	BATE
British American Tobacco p.l.c.	GB0002875804	29/04/2026	130,513	4,286.69p	LSE
British American Tobacco p.l.c.	GB0002875804	29/04/2026	0	0.0000p	CHIX
British American Tobacco p.l.c.	GB0002875804	29/04/2026	0	0.0000p	BATE
British American Tobacco p.l.c.	GB0002875804	30/04/2026	128,513	4,307.26p	LSE
British American Tobacco p.l.c.	GB0002875804	30/04/2026	0	0.0000p	CHIX
British American Tobacco p.l.c.	GB0002875804	30/04/2026	0	0.0000p	BATE